EXHIBIT 99.09

Chunghwa Telecom announces its operating results for April 2016

Date of events:2016/05/10

Contents:

1.	Date of occurrence of the event:2016/05/10

2.	Company name:Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios:N.A.

5.	Name of the reporting media:N.A.

6.	Content of the report:N.A.

7.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for April 2016 was NT$18.50 billion, a 2.3% decrease year-over-year. Operating costs and expense were NT$13.95 billion, a 1.7% decrease year-over-year. Operating income was NT$4.55 billion, a 3.5% decrease year-over-year. Pretax income was NT$4.61 billion, a 2.9% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.77 billion and EPS was NT$0.49, decreasing by 3.7% year-over-year.

Accumulated till the end of April, total revenue was NT$75.44 billion, a 0.1% increase year-over-year. Operating income and pretax income were NT$18.33 billion and NT$18.89 billion, respectively. Net income attributable to stockholders of the parent company was NT$15.44 billion and EPS was NT$1.99, growing by 7.7% year-over-year.

In April, mobile communications business revenue decreased year-over-year. Mobile value-added service revenue increased driven by the growth of mobile internet subscriber base. The growth was offset by the decrease of smart device sales and the decrease of mobile voice revenue because of market competition.

Broadband access revenue slightly decreased due to the mandatory tariff reduction, and data communications revenue increased 6.4% year-over-year. ICT project revenue continued to increase. Additionally, local revenue decreased because of mobile and VoIP substitution.

Operating costs and expenses in April decreased year-over-year mainly due to lower cost of goods sold, interconnection expenses and depreciation expenses, which offset the increase of ICT project costs.

8.Countermeasures:None.

9.Any other matters that need to be specified:None.